Exhibit 99.1

Press Release

Eltek Sets Earnings Release Date and Conference Call to
Report Fourth Quarter 2021 and Annual Results on March 23, 2022

Management to hold a conference call at 8:30 a.m. Eastern Time

Petach-Tikva, Israel, March 15, 2022 Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it will release its financial results for the quarter and year ended December 31, 2021 on Wednesday, March 23, 2022, before the market opens. Eltek's financial results will be released over the news wires and will be posted on its corporate website at: www.nisteceltek.com.

On Wednesday, March 23, 2022, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:          1-866-860-9642
Israel:                       03- 9180691
International:          +972-3-9180691

                                  At:
                  8:30 a.m. Eastern Time
                  5:30 a.m. Pacific Time
                  14:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Ron Freund
Chief Financial Officer
ronf@nisteceltek.com
+972-3-9395023